02040403

EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

July 10, 2002

Tele Celular Sul Participações S.A.

Tele Cellular Sul Holding Company

(Translation of registrant's name into English)

Rua Comendador Araújo, 299 - 3° andar
80420-000 Curitiba, PR, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F _X_ Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes ___ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) _N/A_

TELE CELLULAR SUL HOLDING COMPANY

TABLE OF CONTENTS

Item 1

Contact

Paulo Roberto Cruz Cozza
Chief Financial Officer and Director of Investor Relations

Joana Dark Fonseca Serafim
Investor Relations
+ 55 (41) 312-6862
jserafim@timsul.com.br

Rafael J. Caron Bósio
Investor Relations
+55 (41) 9976-0668
rbosio@timsul.com.br

Website
http://tsu.infoinvest.com.br/

TELE CELULAR SUL PARTICIPAÇÕES S.A. ANNOUNCES MATERIAL FACT

Curitiba, July 08, 2002 – Tele Celular Sul Participações S.A. (BOVESPA: TCLS3 and TCLS4; NYSE: TSU), the holding Company of Telepar Celular S.A., Telesc Celular S.A. and CTMR Celular S.A., leading providers of cellular telecommunication services in Southern Brazil, announces material fact.

Tele Celular Sul Participações S.A. ("TSU"), together with its controlled companies Telepar Celular S/A ("TELEPAR"), Telesc Celular S/A ("TELESC") and CTMR Celular S/A ("CTMR"), all of them Band A (Band A") cellular telecommunication service providers for the states located mainly in Concession Area 5 (Paraná and Santa Catarina), for the purposes of this disclosure of a Material Fact jointly called "Operators", in compliance with paragraph four, art. 157 of Law n° 6.404/76 and CVM Instruction n° 358/2002, as amended by CVM Instruction n° 369/2002, hereby disclose the following to their stockholders, the market at large and other stakeholders:

TSU and the Operators disclosed material facts in publications dated April 12 and June 13, 2000, respectively, namely that they were evaluating the benefits of a corporate restructuring, under which all the other operators would merge into Telepar Celular S.A. Such operation has not been effected to date, but the corporate restructuring is still under study and a new restructuring proposal shall be submitted to the Board of Directors.

Paulo Roberto Cruz Cozza
Director of Investor Relations
TELE CELULAR SUL PARTICIPAÇÕES S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tele Cellular Sul Holding Company

Date: July 10, 2002

By: ______________________________
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer